Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

January 21, 2011

Fresenius Medical Care announces the offering of US$500 million and €300 million senior notes for refinancing and acquisition purposes

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced its intention to sell US$500 million of senior unsecured notes due 2021 issued by Fresenius Medical Care US Finance, Inc. and €300 million of senior unsecured notes due 2021 issued by FMC Finance VII S.A. (together with the US$ senior notes “the senior notes”). Both issuers are wholly owned subsidiaries of the company.

The senior notes will be guaranteed on a senior basis jointly and severally by the company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

The senior notes will be offered through a private placement directed to institutional investors. There will be no public offering of the senior notes. Proceeds from the offering will be used to repay indebtedness, for acquisitions including the company’s recently announced acquisition of Euromedic’s dialysis service business and for general corporate purposes to support the renal products and services business.

Fresenius Medical Care AG & Co. KGaA, January 21, 2011

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The proposed offering will not be registered under the Securities Act of 1933. The senior notes will be offered in the United States to “qualified institutional buyers” pursuant to the exemption from registration under Rule 144A of the Securities Act and the offering will be made in an “offshore transaction” pursuant to Regulation S under the Securities Act.

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About Fresenius Medical Care

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,716 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 210,191 patients around the globe. Fresenius Medical Care also is the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of FMC Finance VII S.A., or Fresenius Medical Care US Finance, Inc. or Fresenius Medical Care or any present or future member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of FMC Finance VII S.A. or Fresenius Medical Care US Finance, Inc. or Fresenius Medical Care or any member of its group. In particular, this release is not an offer of securities in the United States of America (including its territories and possessions), and securities of FMC Finance VII S.A. and Fresenius Medical Care US Finance, Inc. and Fresenius Medical Care may not be offered or sold in the United States of America absent registration under the Securities Act of 1933, as amended, (which FMC Finance VII S.A. and Fresenius Medical Care US Finance, Inc. and Fresenius Medical Care do not intend to effect) or pursuant to an applicable exemption from registration.

Fresenius Medical Care AG & Co. KGaA, January 21, 2011

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